RE: VOTE AGAINST PROPOSED MERGER WITH ALLIANCE BOOTS AT WALGREEN CO.'S (NYSE: WAG) SPECIAL MEETING ON DECEMBER 29, 2014.

December 17, 2014

Dear Walgreen Co. Shareholder:

We are urging Walgreen shareholders to vote against the unnecessary, overvalued and risky acquisition of Alliance Boots at the special meeting on December 29. As you are finalizing your decision on how to vote on the merger between Walgreen Co. and Alliance Boots, we urge you to consider the following concerns about a recent ISS recommendation.

Last Friday, Institutional Shareholder Services (ISS) issued a report recommending in favor of this transaction, despite tumult at the company that manifested most recently with the resignation of CEO Greg Wasson, a move that further tilts power towards the target company and its sellers. Moreover, ISS’ analysis and recommendation appear to rely heavily on the following:

1.      A valuation of Alliance Boots based on speculative synergies. Most of the concrete synergies are already available through the procurement joint venture Walgreen Boots Alliance Development (WBAD).

2.      References to Walgreen’s share price as indicative of market approval of the transaction. Walgreen’s share price has followed a similar path to its closest competitor over the past two years, and its performance has been impacted by numerous factors both related and unrelated to the Alliance Boots transaction.

3.      A view that Walgreen’s current 45% equity ownership of Alliance Boots is a train that has left the station, and that the full transaction must be completed. This deal does not have to go through for Walgreen and Alliance Boots to reap the tangible benefits of joint procurement and international collaboration.

Shareholders should critically assess the deal, which entails a very large outlay of capital, increased leverage and exposure to risks that are not justified by the speculative synergies described by management and by ISS.

The CtW Investment Group works with union-sponsored pension funds in order to enhance long-term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial Walgreen shareholders.

Shareholders should not accept a valuation of Alliance Boots based on speculative synergies.

ISS appears to rely on claims about future synergies from management. The synergies quantified in the company’s proxy statement for the years 2015 to 2018 are purely operating efficiencies (no revenue synergies).[i] The only operating efficiencies the company has discussed and quantified are procurement synergies already available from the existing WBAD joint venture.

Further, ISS states that Walgreen’s near-term cost reductions are included in the incremental synergies and are dependent on the transaction’s completion (“Strategic Rationale & Synergies, pp.8 -- 9). To the contrary, Walgreen’s promised cost reductions at “corporate, field and store-level” are not dependent on the transaction. The cost reductions referenced by ISS are slated to be complete by 2017 (not 2018 when the bulk of incremental synergies are promised) and are focused only in the U.S. They are not contingent on the transaction.[ii] Walgreen said it expects additional cost savings “post integration” but has not described or quantified them.

According to the ISS report the company argues that without Step 2 none of the synergies will be certain, whether from procurement, cost reduction or sharing of best practices (“Strategic Rationale & Synergies,” p.9). This statement, however, lumps together 1) synergies that have been quantified (from procurement) with a cost reduction initiative that is independent of the transaction and 2) with revenue synergies that have not been quantified. In reality, Walgreen executives have said that the majority of joint venture procurement benefits, the only quantified synergies on the table, could be achieved without a full acquisition.[iii]

Investors should assess the promised synergies and value them based on whether there are concrete plans to achieve them.

Shareholders should not accept share price movement as indicative of market approval of the transaction.

ISS accepts assertions by unnamed shareholders that “early returns from these less-visible [best practices] synergies… are evident in the significant WAG share price appreciation since the strategy was first announced several years ago” (“Conclusion,” p.9). We find no such evidence of this and it is far more likely that the primary driver of any deal-related share movement is the performance of the joint venture and the already-in-the-works procurement synergies. In fact, Walgreen’s share price appreciation has followed a similar trajectory to its close competitor CVS over the past two years and has benefited from the overall bull market as well as the resolution of the mishandled dispute with pharmacy benefit manager Express Scripts. [iv]

At the same time, Walgreen’s share price has been much more volatile than CVS’ over the past year, which is likely due to the tumultuous waves of inversion speculation, activist engagement and C-suite intrigue[v].

ISS states that the market has a positive view of the Alliance Boots deal based on the fact that the share price dropped only 1.7% on June 24, 2014 when Walgreen withdrew guidance for 2016 (negative news) while also announcing it was considering the call option to acquire the remaining 55% of Alliance Boots, which ISS interprets as positive news that outweighed the negative update about guidance (“Market Reaction,” p.6; “Conclusion,” p.10). In fact, analysts already anticipated that the 2016 guidance was not entirely realistic, so the withdrawal of guidance was not a surprise. What they did not anticipate was the magnitude of the guidance revision for the proposed merged company that came on August 6 and caused a 15% drop in the stock price.

Even more important, as of June 24 a potential corporate inversion was still on the table and some investors were very optimistic about the bottom line benefits of such a move. ISS’s assessment that the  1.7% drop was a positive read on the transaction does not accurately reflect the excitement about inversion and the fact that analysts had already anticipated the withdrawal of existing guidance. Walgreen’s share price performance does not provide a clear, consistent indication of market approval for the transaction.[vi]

Shareholders should question the company’s argument that with its current 45% equity ownership, Walgreen is on a train that has left the station, and therefore must complete the Alliance Boots transaction or face significant downside.

The company structured the transaction to advance the logic of inevitability, but this logic does not hold since the bulk of the concrete benefits of the deal are procurement synergies that could be captured through the current joint venture. ISS writes that “As the two companies would remain separate and competing in the same industry, the competitive interests of the companies could create a fundamental disconnect (or even, ultimately, mistrust) that could derail the partnership's potential…” (“Conclusion,” p.10). However, Walgreen and Alliance Boots have no geographic overlap and so are not competing for customers. If they face each other on the global stage in the future, they can do so as partners in a joint venture who have complementary interests, just as they are both doing now with wholesaler AmerisourceBergen.

ISS further warns that “Fully delivering the projected corporate, field and store-level cost reductions could also be very difficult to achieve as separate companies.” These cost reductions are in no way dependent on the transaction; they are specific to Walgreen and will take place in the U.S.

In sum, the full acquisition of Alliance Boots is neither necessary nor inevitable. Walgreen can extract the concrete benefits of a partnership without completing the second step. We urge you to vote against the overvalued, risky, and unnecessary merger of Walgreen with Alliance Boots on December 29.

For more information, please visit www.ctwinvestmentgroup.com/walgreen or call Michael Pryce Jones at 202-721-6079.

Sincerely,

Dieter Waizenegger

Executive Director

[i] Walgreen refers to these synergies as “Incremental Operating Expense Synergies from the Consummation of the Step 2 Acquisition (net of tax),” Walgreen Co., Definitive Proxy, November 24, 2014, at p.77.

[ii] Walgreen Co., Form 8-K, Exhibit 99.2, August 6, 2014, slide 13.

http://www.sec.gov/Archives/edgar/data/104207/000119312514298536/d771941dex991.htm

[iii] Rick Hans, Vice President of Investor Relations, Lazard Capital Markets 9th Annual Healthcare Conference, November 13, 2012; CFO Wade Miquelon, Walgreen and Alliance Boots Strategic Partnership, call with investors, June 21, 2012.

[iv] WAG and CVS have similar share price returns over a two year period and CVS has a much higher share price return over a three year period.

[v] Walgreen’s volatility compared to CVS over one year period is higher.

[vi] See, e.g., UBS, “Walgreen Co., F3Q As Expected, Board Mulls AB ‘Complex Issues,’” June 24, 2014; Deutsche Bank, “The Tao of WAG – First Look at F3Q Results,” June 24, 2014.